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                               December 12, 2023

       Larry Lei Wu
       Chief Executive Officer
       GigaCloud Technology Inc
       Unit A, 12/F, Shun Ho Tower
       24-30 Ice House Street
       Central, Hong Kong

                                                        Re: GigaCloud
Technology Inc
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 4, 2023
                                                            File No. 001-41454

       Dear Larry Lei Wu:

              We have reviewed your December 4, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Notes to the Consolidated Financial Statements
       (y) Segment Reporting, page F-29

   1. We note your response to prior comment 1. Given your response stating it is impracticable to accurately attribute
revenues by country (which is expected to be rare), please tell us the specific aspects of
providing this disclosure that are impracticable and explain in detail why each aspect is
impracticable for each of the typically utilized allocation methods (e.g.
                                                        by selling location,
customer location, or the location to which the service is provided). If your impracticability
assertion for one or more specific aspects surrounds excessive cost, please also demonstrate
how you determined the cost would be excessive. Refer to ASC
                                                        280-10-05-5 and ASC
280-10-50-40.
 Larry Lei Wu
GigaCloud Technology Inc
December 12, 2023
Page 2

       Please contact Stephen Kim at 202-551-3291 or Abe Friedman at 202-551-8298 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameLarry Lei Wu                          Sincerely,
Comapany NameGigaCloud Technology Inc
                                                        Division of Corporation
Finance
December 12, 2023 Page 2                                Office of Trade &
Services
FirstName LastName